Exhibit 1

North America’s Railroad

NEWS RELEASE

CN RECEIVES NOTICE OF TERMINATION OF KCS MERGER AGREEMENT

CN to receive USD$1.4 billion in termination fees

Will continue to focus on executing strategic priorities and opportunities for excellence as a leading Class I railroad

MONTREAL, September 15, 2021 – CN (TSX: CNR, NYSE: CNI) announced today that Kansas City Southern (NYSE: KSU) (“KCS”) has provided notice of termination of the previously announced May 21, 2021 definitive merger agreement with CN (“CN merger agreement”).

In connection with KCS’ termination of the CN merger agreement, KCS will pay CN the USD$700 million cash “Company Termination Fee” as well as the USD$700 million cash “CP Termination Fee Refund” provided for in the CN merger agreement. CN is also not obligated to pay any termination fees as a result of the termination of the CN merger agreement.

The notice of termination from KCS follows the mutually agreed early termination of the match period provided for in the CN merger agreement. While CN continues to believe that a CN-KCS combination would have enhanced competition and delivered many other compelling benefits for stakeholders, there have been significant changes to the U.S. regulatory landscape since CN launched its initial proposal which have made completing any Class I merger much less certain, including an Executive Order focused on competition issued by President Biden in July.

“While we are disappointed that we will not be able to deliver the many compelling benefits of this transaction to our stakeholders, the decision to bid for KCS was a bold and strategic move that still resulted in positive outcomes for CN. We believe that the decision not to pursue our proposed merger with KCS any further is the right decision for CN as responsible fiduciaries of our shareholders’ interests. CN will continue to pursue profitable growth and opportunities for excellence as a leading Class I railroad, and we look forward to outlining more details on our strategic, operational and financial priorities in the near future.”

•	JJ Ruest, President and Chief Executive Officer of CN

CN appreciates the broad array of stakeholders who wrote more than 1,750 letters of support for participating in this important engagement process with the Surface Transportation Board (“STB”). Throughout the proposed merger process with KCS, CN made numerous unprecedented pro-competitive commitments to provide all market participants, railroads and customers with enhanced route choices, pricing transparency and a fair chance to compete. Given comments made by the STB in its decision on the joint CN-KCS voting trust application, CN firmly believes that no Class I merger with KCS should be approved without those public interest and enhanced competition commitments. CN will continue to actively participate in this important dialogue to ensure that all regulatory rules are enforced fairly, and customers do not suffer anticompetitive effects arising from a combination between Canadian Pacific and KCS.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN, and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Contacts:

Media	Investment Community
Canada	Paul Butcher
Mathieu Gaudreault	Vice-President
CN Media Relations & Public Affairs	Investor Relations
(514) 249-4735	(514) 399-0052
Mathieu.Gaudreault@cn.ca	investor.relations@cn.ca

Longview Communications & Public
Affairs
Martin Cej
(403) 512-5730 mcej@longviewcomms.ca

United States
Brunswick Group
Jonathan Doorley / Rebecca Kral
(917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com